                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of January, 2005

                     CHINA SOUTHERN AIRLINES COMPANY LIMITED
                 (Translation of registrant's name into English)

                          Baiyun International Airport
                      Guangzhou, People's Republic of China
                    (Address of principal executive offices)


     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

     Form 20-F.   X          Form 40-F.
                -----                   -----

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes.                    No.   X
          -----                  -----

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)


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     China Southern Airlines Company Limited (the "Company") on January 3, 2005
published in two local newspapers in Hong Kong an announcement in Chinese and English, respectively, concerning the resolutions passed at the Second Extraordinary General Meeting of the Company for the year 2004. A copy of the English announcement is included in this Form 6-K of the Company.

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              [LOGO]           [CHINESE CHARACTERS]
                     CHINA SOUTHERN AIRLINES COMPANY LIMITED
               (a joint stock limited company incorporated in the People's Republic of China with limited liability)
                               (STOCK CODE: 1055)

                  ANNOUNCEMENT OF THE RESOLUTIONS PASSED AT THE
             SECOND EXTRAORDINARY GENERAL MEETING FOR THE YEAR 2004


--------------------------------------------------------------------------------
   The Company and all members of its board of directors hereby confirm the truthfulness, accuracy and completeness of the contents of this announcement and jointly and severally accept full responsibility for any false representation, misleading statement or material omission herein contained.
--------------------------------------------------------------------------------

Reference is made to the circular of China Southern Airlines Company Limited (the "Company") dated 12 November, 2004 (the "Circular") regarding certain very substantial acquisition and connected transactions of the Company. Unless otherwise specified, terms used herein shall have the same meanings as defined in the Circular.

The second Extraordinary General Meeting for the year 2004 (the "EGM") of the Company was held at the Company's headquarters at No. 278, Ji Chang Road, Guangzhou, Guangdong Province, the People's Republic of China (the "PRC") on 31 December, 2004. 13 shareholders and authorized proxies holding an aggregate of 3,082,080,792 shares carrying voting rights, which represented 70.46% of the total share capital of the Company, were present at the EGM which was in compliance with the requirements of the Company Law of the PRC and the provisions of the Articles of Association of the Company. After consideration by the shareholders and authorized proxies and through voting by way of a poll and on a named basis, the following resolutions were passed at the EGM:


THE ORDINARY RESOLUTIONS:

1. The entering into of the sale and purchase agreement dated 12 November, 2004 between CSAHC, Northern Airlines and Xinjiang Airlines as vendors and the Company as purchaser and the transactions contemplated thereunder, upon the terms and subject to the conditions therein contained, were unconditionally approved.

     Total number of shares held by Independent Shareholders                                872,122,792 shares
     present at the EGM:

     Votes in favour of the resolution (% of total number                          870,784,942 shares (99.85%)
     of shares held by Independent Shareholders present
     at the EGM):

     Votes against the resolution (% of total number of                               1,337,850 shares (0.15%)
     shares held by Independent Shareholders present at
     the EGM):

     As stated in the Circular, CSAHC and its associates, as connected persons of the Company with material interest in Resolution 1, did not participate in the voting of Resolution 1 and their shares were not counted towards the relevant quorum. All shares held by the Independent Shareholders who voted on Resolution 1 were tradable shares.

2. The entering into of the lease agreement dated 12 November, 2004 between the Company and CSAHC, and the transactions contemplated thereunder, upon the terms and subject to the conditions therein contained, were unconditionally approved.

     Total number of shares held by Independent Shareholders                                882,080,792 shares
     present at the EGM:

     Votes in favour of the resolution (% of total number                          880,742,942 shares (99.85%)
     of shares held by Independent Shareholders present
     at the EGM):

     Votes against the resolution (% of total number of                               1,337,850 shares (0.15%)
     shares held by Independent Shareholders present at
     the EGM):

     As stated in the Circular, CSAHC and its associates, as connected persons of the Company with material interest in Resolution 2, did not participate in the voting of Resolution 2 and their shares were not counted towards the relevant quorum. All shares held by the Independent Shareholders who voted on Resolution 2 were tradable shares.

3. The entering into of the lease agreement dated 12 November, 2004 between the Company, CSAHC and Northern Airlines, and the transactions contemplated thereunder, upon the terms and subject to the conditions therein contained, were unconditionally approved.

     Total number of shares held by Independent Shareholders                                882,080,792 shares
     present at the EGM:

     Votes in favour of the resolution (% of total number                          880,762,942 shares (99.85%)
     of shares held by Independent Shareholders present
     at the EGM):

     Votes against the resolution (% of total number of                               1,317,850 shares (0.15%)
     shares held by Independent Shareholders present at
     the EGM):

     As stated in the Circular, CSAHC and its associates, as connected persons of the Company with material interest in Resolution 3, did not participate in the voting of Resolution 3 and their shares were not counted towards the relevant quorum. All shares held by the Independent Shareholders who voted on Resolution 3 were tradable shares.

4. The entering into of the lease agreement dated 12 November, 2004 between the Company, CSAHC and Xinjiang Airlines, and the transactions contemplated thereunder, upon the terms and subject to the conditions therein contained, were unconditionally approved.

     Total number of shares held by Independent Shareholders                                882,080,792 shares
     present at the EGM:

     Votes in favour of the resolution (% of total number                          880,762,942 shares (99.85%)
     of shares held by Independent Shareholders present
     at the EGM):

     Votes against the resolution (% of total number of                               1,317,850 shares (0.15%)
     shares held by Independent Shareholders present at
     the EGM):

     As stated in the Circular, CSAHC and its associates, as connected persons of the Company with material interest in Resolution 4, did not participate in the voting of Resolution 4 and their shares were not counted towards the relevant quorum. All shares held by the Independent Shareholders who voted on Resolution 4 were tradable shares.

5. The entering into of the catering agreement dated 12 November, 2004 between the Company and the Catering Company, and the transactions contemplated thereunder, upon the terms and subject to the conditions therein contained, were unconditionally approved.

     Total number of shares held by Independent Shareholders                                882,080,792 shares
     present at the EGM:

     Votes in favour of the resolution (% of total number                          880,760,492 shares (99.85%)
     of shares held by Independent Shareholders present
     at the EGM):

     Votes against the resolution (% of total number of                               1,320,300 shares (0.15%)
     shares held by Independent Shareholders present at
     the EGM):

     As stated in the Circular, CSAHC and its associates, as connected persons of the Company with material interest in Resolution 5, did not participate in the voting of Resolution 5 and their shares were not counted towards the relevant quorum. All shares held by the Independent Shareholders who voted on Resolution 5 were tradable shares.

6. The entering into of the financial services agreement dated 12 November, 2004 between the Company and the Finance Company, and the transactions contemplated thereunder, upon the terms and subject to the conditions therein contained, were unconditionally approved.

     Total number of shares held by Independent Shareholders                                882,080,792 shares
     present at the EGM:

     Votes in favour of the resolution (% of total number                          880,136,942 shares (99.78%)
     of shares held by Independent Shareholders present
     at the EGM):

     Votes against the resolution (% of total number of                               1,943,850 shares (0.22%)
     shares held by Independent Shareholders present at
     the EGM):

     As stated in the Circular, CSAHC and its associates, as connected persons of the Company with material interest in Resolution 6, did not participate in the voting of Resolution 6 and their shares were not counted towards the relevant quorum. All shares held by the Independent Shareholders who voted on this Resolution were tradable shares.

7. The proposed resignation of Mr. Wang Chang Shun as a director of the Company was approved.

     Total number of shares held by shareholders present                                    3,082,080,792 shares(a)
     at the EGM:

     Votes in favour of the resolution (% of total number                          3,080,782,992 shares(b) (99.96%)
     of shares held by shareholders present at the EGM):

     Votes against the resolution (% of total number of                                 1,297,800 shares(c) (0.04%)
     shares held by shareholders present at the EGM):

     (a) Out of which, 2.2 billion shares (71.38%) were non-tradable shares and 882,080,792 shares (28.62%) were tradable shares.

     (b) Out of which, 2.2 billion shares (71.42%) were non-tradable shares and 880,782,992 (28.58%) shares were tradable shares.

     (c)  All of such shares were tradable shares.

8. The proposed election of Mr. Si Xian Min, as nominated by CSAHC in accordance with the Articles of Association of the Company, as a director of the fourth session of the Board of the Company was approved.

     Total number of shares held by shareholders present                                    3,077,776,792 shares(a)
     at the EGM:

     Votes in favour of the resolution (% of total number                          3,066,398,942 shares(b) (99.63%)
     of shares held by shareholders present at the EGM):

     Votes against the resolution (% of total number of                                11,377,850 shares(c) (0.37%)
     shares held by shareholders present at the EGM):

     (a) Out of which, 2.2 billion shares (71.48%) were non-tradable shares and 877,776,792 shares (28.52%) were tradable shares.

     (b) Out of which, 2.2 billion shares (71.75%) were non-tradable shares and 866,398,942 shares (28.25%) were tradable shares.

     (c)  All of such shares were tradable shares.

According to the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), KPMG was appointed as the scrutineer in respect of votings at the EGM. Ms. Lu Hui, PRC lawyer from Z&T Law Firm, attended the EGM and issued a legal opinion that the convening of the EGM, the procedures for the holding of the EGM, the eligibility of the persons who attended the EGM and the procedures for voting at the EGM are in compliance with the PRC Company Law, the Opinion on the Regulation of the Shareholders' Meeting of a Listed Company, and the Company's Articles of Association, and that the resolutions passed at the EGM are lawful and valid.

                                                 By order of the Board
                                                       SU LIANG
                                                   Company Secretary

Guangzhou, the People's Republic of China

31 December, 2004


Note: The taking of the poll results was scrutinised by KPMG, Certified Public
      Accountants, whose work was limited to the conduct of certain procedures requested by the Company in accordance with the provisions of the Listing Rules to confirm that the poll results summary prepared by the Company were identical with the results shown in the poll forms collected and provided by the Company to KPMG. The work performed by KPMG in this respect did not constitute either an audit or a review made in accordance with Hong Kong auditing standards nor did it include provision of any assurance or advice on matters of legal interpretation or entitlement to vote.

As at the date of this announcement, the Directors of the Company include Liu Shao Yong, Liu Ming Qi, Peng An Fa, Wang Quan Hua, Zhao Liu An, Zhou Yong Qian, Zhou Yong Jin, Xu Jie Bo, Wu Rong Nan and Si Xian Min as executive Directors; and Simon To, Peter Lok, Wei Ming Hai, Wang Zhi and Sui Guang Jun as independent non-executive Directors.

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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                        CHINA SOUTHERN AIRLINES COMPANY LIMITED



                                        By /s/ Su Liang
                                           -------------------------------------
                                           Name:  Su Liang
                                           Title: Company Secretary


Date: January 4, 2005